Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1
Item 2.	Date of Material Change
March 19, 2010
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on March 19, 2010, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Crosshair announced that, subject to regulatory approval, it will undertake a non-brokered private placement to MineralFields Group of 6,818,182 units (“Units”) of Crosshair at a price of $0.22 per Unit for gross proceeds of $1,500,000.04, with each Unit  consisting of one flow-through common share (which qualifies as a “flow-through” share for the purposes of the Income Tax Act (Canada)), and one-half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant is exercisable for one non-flow-through common share for a period of two years from the date the private placement closes, at an exercise of $0.35 per share in the first year and $0.40 in the second year.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule A to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
March 23, 2010